eldoradogold

# Notice of 2013 annual meeting of shareholders

**When**

Thursday, May 2, 2013 at 3:00 p.m. Vancouver time

**Where**

Grouse and Stanley Rooms, Hyatt Regency Hotel
655 Burrard Street
Vancouver, British Columbia

We'll cover five items of business:

1. Receive our consolidated financial statements for the financial year ended December 31, 2012 and the auditor's report
2. Elect nine directors to the board to hold office until the end of our 2014 annual meeting
3. Appoint KPMG as the independent auditor for 2013
4. Authorize the directors to set the auditor's pay
5. Other business

**Your vote is important**

You're entitled to receive this notice and vote at our 2013 annual meeting if you owned common shares of Eldorado as of the close of business on March 15, 2013 (the *record date* for the 2013 annual meeting).

The accompanying management proxy circular contains important information about the meeting, who can vote and how to vote. Please read it carefully.

*If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com*

By order of the board,

"Dawn L. Moss"

Dawn L. Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia
March 22, 2013

*These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.*